Filed Pursuant to Rule 424(b)(3)

Registration No. 333-90117

Prospectus Supplement No. 2

Dated March 16, 2001 (to Prospectus dated December 19, 2000)

iGeniSys, Inc.

1,500,000 Shares of Class A Common Stock

       This Prospectus Supplement No. 2 is part of the Prospectus dated December 19, 2000 relating to an offering of up to 1,500,000 shares of our Class A Common Stock by iGeniSys, Inc.

Offering

       Our Board of Directors has determined to extend the Offering. As a result of the extension, the Offering will now end on May 14, 2001 unless all shares are sold before then.

       To date, there have not been any sales of our Common Stock in the Offering.

Recent Developments

       The following information concerning our business and financial condition should be considered by all investors:

       *       We have continued to incur operating losses.

Since the date of our most recent financial statements, December 31, 2000, we have continued to incur operating losses. In the partial interim period, working capital deficits have been covered by additional loans from our major shareholder.

       *       A federal tax lien has been filed for alleged delinquent payroll taxes.

The IRS has filed a federal tax lien claiming delinquent payment of interest and penalties for previously unpaid payroll taxes. The amount of claimed unpaid interest and penalties has been properly accrued on our balance sheet for the period covered by our most recent financial statements. We believe that we do not owe any interest and penalty for prior payroll tax periods, and intend to vigorously defend the claim being asserted by the IRS in the approximate amount of $82,000. Nevertheless, there is a risk that our negotiations with the IRS will be unsuccessful, in which case we would intend to pay the assessment rather than incur the consequences of a foreclosure of the tax lien.

       *       There appears to be increased interest in our GEM software.

                We are experiencing recent increased interest in our GEM software. We have either completed or are in the process of completing a commercial or prototype installation of our GEM software with the following clients:

                           United States National Guard

                           Aspen Tech, Inc.

                           SBC Communications, Inc.

                           American Airlines

                           Arthur Anderson, LP

Use Of Proceeds

        To date there have been no sales of our Common Stock and we cannot accurately predict the amount, if any, of net proceeds that we may receive from the sale of our shares.

        Currently, we have substantially completed the development of our software products. As a result, we anticipate uses of the funds derived from the Offering in the following decreasing order of priority:

        *      Payments to our creditors to the extent necessary to avoid disruption of our operations:

               $250,000

        *      Expand our marketing efforts: $250,000

        *       To the extent additional offering proceeds are generated, the remaining funds will be used, subject to the discretion of management, to:

                *       Recruit and train additional personnel

                 *       General corporate purposes, including working capital, funds for operations and overhead expenses

Employees

       The number of our core full time employees is currently eight, all of whom are located in our main office in Houston, Texas. We expect to expand the number of full time employees, subject to the availability of working capital, of which there can be no assurance.

Facilities

       We have vacated our office in Los Angeles, California. We have no further financial obligations associated with that former office.

Management

       Mr. Jeffrey Spencer has resigned as Senior Vice President of our subsidiary, GeniSys Information Systems, Inc., but continues as a director. His employment agreement with that subsidiary has been terminated, and the incentive stock options previously granted to Mr. Spencer, exercisable to purchase an aggregate of 570,000 shares of our Common Stock, have likewise terminated.

       Mr. Spencer has represented that he would be available to consult with the Company on a part time basis. No decision has been made whether we would use Mr. Spencer as a consultant at any time in the future.

       This Prospectus Supplement should be read in conjunction with our Prospectus Supplement No. 1 dated February 22, 2001, which includes a copy of our Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000, as well as in conjunction with our Prospectus dated December 19, 2000.

The date of this Prospectus Supplement is March 16, 2001